

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549



06016112



SUPPL

Munich, August 11, 2006

Re: **MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

- Notification of securities transactions by a member of the supervisory board, dated July 28, 2006

- Notification of securities transactions by a member of the management board, dated August 3, 2006

- Notification of securities transactions by a member of the management board, dated August 4, 2006

- Notification of securities transactions by a member of the management board, dated August 4, 2006

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

MTU Aero Engines Holding AG
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 157206
Tax No.: 800/96802
VAT REG No.: DE 814400965

Bank Details:
Deutsche Bank AG, Munich
Bank Sorting Code: 700 700 10
Bank Account: 194 13 01

Board of Management:
Udo Stark, CEO
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Chairman of the Supervisory Board:
Johannes P. Huth



If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.



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On October 30, 2004 the German Law for the Improvement of Investor Protection (AnsVG) has come into force which includes a new, substantially expanded version of Section 15a of the German Securities Trading Law (WpHG). Accordingly, any purchase or sale of shares in MTU Aero Engines Holding AG made by any person with management duties at MTU Aero Engines Holding AG is to be disclosed by the company if the total value of the transactions(s) reaches €5,000 by the end of a calendar year. For this purpose the directors' notifcation is necessary and required by law within a period of five working days. Furthermore, notification is to be sent within this period to the German Financial Services Authority (BaFin). The statutory disclosure obligation applies also to persons who are in a close relationship with a person with management duties (spouses or registered partners, dependet children and other relatives if they have been living in the directors' household for at least 12 months, as well as legal persons or entities that are controlled by one of the afore mentioned persons).

Further information can be found on the website of the German Financial Services Authority (BaFin) at: www.bafin.de

Disclosure of transactions by leading persons pursuant to Section 15a of the German Stock Corporation Law:

▷ Archiv 2005

Date of Business	28.07.2006
Stock-exchange	Frankfurt
First name / Last name	Dr. Klaus Steffens
Reason for duty disclosure	Mr. Dr. Steffens is a member of the supervisory board of MTU Aero Engines Holding AG.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Sell
Price	€ 27,35
Amount of shares	23.000
Total amount	€ 629.050,00
Commentary	Redemption of KKR loan
Date of	04.08.2006

Business	
Stock-exchange	Off-exchange
First name / Last name	Bernd Kessler
Reason for duty disclosure	Mr. Kessler is a member of the management board. He is responsible for Commercial MRO.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Sell
Price	€ 27,57
Amount of shares	50.000
Total amount	€ 1.378.500,00

Date of Business	04.08.2006
Stock-exchange	Off-exchange
First name / Last name	Reiner Winkler
Reason for duty disclosure	Mr. Winkler (CFO) is a member of management board. He is responsible for Finance / Human Resources and IT.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Sell
Price	€ 27,15
Amount of share	30.000
Total amount	€ 814.500,00

Date of Business	03.08.2006
Stock-exchange	Frankfurt
First name / Last name	Reiner Winkler
Reason for duty disclosure	Mr. Winkler (CFO) is a member of the management board. He is responsible for Finance / Human Resources and IT.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Sell
Price	€ 27,46
Amount of	31.991

shares	
Total amount	€ 878.611,00

Date of Business	18.07.2006
Stock-exchange	Off-exchange
First name / Last name	Udo Stark Vermögensverwaltungs KG
Reason for duty disclosure	Mr. Stark (CEO) is chairman of the management board.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Transfer (incoming)
Amount of shares	1.085.973
Total amount	Not quantifiable

Date of Business	17.07.2006
Stock-exchange	Off-exchange
First name / Last name	Blade Management Beteiligungs GmbH & Co. KG
Reason for duty disclosure	Entity with close relationship to members of the management or supervisory board of MTU Aero Engines Holding AG according to §15a WpHG.
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80995 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Transfer (outgoing)
Amount of Share	1.085.973
Total amount	Not quantifiable

Date of Business	12.07.2006
Stock-exchange	Off-exchange
First name / Last name	Blade Management Beteiligungs GmbH & Co. KG
Reason for duty disclosure	Entity with close relationship to members of the management or supervisory board of MTU Aero Engines Holding AG according to §15a WpHG
Address of Issuer	MTU Aero Engines Holding AG, Dachauer Str. 665, 80955 München
ISIN	DE000A0D9PT0
Type of share	Ordinary shares
Type of Business	Transfer (outgoing)
Amount of shares	311.991

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (0228/4108-62963) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
STEFFENS, KLAUS, Dr.	8.2.50

Anschrift[3] *Hochberger Weg 7, 82347 Bernried*

Ansprechpartner/Rufnummer[4] *08158 99103*

2. Grund der Mitteilungspflicht

2a) ☐ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs- oder Aufsichtsorgan ☑	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ natürliche Person in enger Beziehung (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, Gesellschaft oder Einrichtung auslöst[8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs- oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10] *MTU Aero Engines Holding AG*

Anschrift (Straße, PLZ, Ort, Land)[11] *Postfach 500640, Dachauer Straße 655, 80976 München*

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen
nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
STEFFENS, KLAUS, Dr.	*3.8.2006*

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI[15]
DE000A0D9PT0	*MTU AERO ENGINES HOLDING AG AKTIEN*

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	**Preismultiplikator[19]**	**Fälligkeit[20]**

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	*28.7.2006*	*Frankfurt*
Preis[24]	**Währung[25]**	**Stückzahl[26]**
27,35	*€*	*23.000,00*
		Geschäftsvolumen[27]
		629050,-

Zu veröffentlichende Erläuterung:[28]
Ablösung urspüngl. KKR-Darlehn

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	**Preismultiplikator**	**Fälligkeit**

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

3.8.2006   *(Unterschrift)*

Datum, Unterschrift

Stand: 24.03.2005

Führungspersonen nach § 15a WpHG

Per Fax an BaFin **(0228/4108-62963)** und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Winkler, Reiner	31.07.1961

Anschrift[3]
Waldparkstraße 61
85521 Riemerling

Ansprechpartner/Rufnummer[4]
089 1489-9111

2. Grund der Mitteilungspflicht

2a) ☒ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches)		☐

2b) ☐ natürliche Person in enger Beziehung *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches)		☐

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Stand: 24.03.2005

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Winkler, Reiner	7. 8. 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PTO	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	3. 8. 2006	Frankfurt
Preis[24]	Währung[25]	Stückzahl[26]
27,46	EUR	31. 991
		Geschäftsvolumen[27]
		878. 611 €

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

7. 8. 2006

Datum, Unterschrift

Stand: 24.03.2005

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Winkler, Reiner	31.07.1961

Anschrift[3]
Waldparkstraße 61
85521 Riemerling

Ansprechpartner/Rufnummer[4]
089 1489-9111

2. Grund der Mitteilungspflicht

2a) ☒ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches)		☐

2b) ☐ natürliche Person in enger Beziehung (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches)		☐

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Stand: 24.03.2005

nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Winkler, Reiner	7. 8. 2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PTO	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	4. 8. 2006	Außer börslich
Preis [24] 27, 15	Währung[25] EUR	Stückzahl[26] 30. 000
		Geschäftsvolumen[27] 814. 500 €

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

7. 8. 2006

Datum, Unterschrift

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (0228/4108-62963) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Kessler, Bernd	22.03.1958

Anschrift[3]
Weg Im Esterholz 2
82064 Straßlach

Ansprechpartner/Rufnummer[4]
089 1489-3115

2. Grund der Mitteilungspflicht

2a) ☒ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ	Mitglied Verwaltungs- oder Aufsichtsorgan	Persönlich haftender Gesellschafter
		☒	☐	☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches)		☐

2b) ☐ natürliche Person in enger Beziehung (auch 2e ausfüllen)[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner	Verwandte
	☐	unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen)	☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen)	☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, Gesellschaft oder Einrichtung auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner	Verwandte
	☐	unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ	Mitglied Verwaltungs- oder Aufsichtsorgan	Persönlich haftender Gesellschafter
	☐	☐	☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches)		☐

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding AG

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Kessler, Bernd	07.08.2006

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PTO	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	04.08.2006	außerbörslich
Preis [24]	Währung[25]	Stückzahl[26]
27,57	EUR	50.000
		Geschäftsvolumen[27]
		1.378.500,00

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

7.8.2006

_____

Datum, Unterschrift